Via EDGAR

September 25, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:  Ms. Claire DeLabar / Mr. Robert Littlepage

Re:                             NeoPhotonics Corporation
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 8, 2019
File No. 001-35061

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 13, 2019 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018 filed on March 8, 2019 (the “10-K”).

Set forth below are the Company’s responses to the Comments which are consistent with its discussion in a telephone call with Ms. DeLabar of the Staff on September 19, 2019.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  [Page references in the text of the Company’s responses correspond to the page numbers of the 10-K.]

Form 10-K for the fiscal year ended December 31, 2018

Item 8.  Financial Statements and Supplementary Data, page 53

1.              We note on page 25 that a major portion of your operations are based in China and on page 30 that approximately 27% of your net property, plant and equipment is located in China. We also note on page 31 that restrictions on currency exchange may limit your ability to use revenue generated in RMB to fund any business activities outside China or make dividend payments in U.S. dollars and that foreign direct investment and loans require approval of SAFE. Please provide Parent-only financial statements pursuant to Rule 5-04 of Regulation S-X or tell us how these factors impacted your analysis of restricted net assets subject to foreign government approval, such as foreign currency restrictions (restricted net assets defined as assets less the sum of liabilities, redeemable preferred stock and non-controlling interests).

The Company acknowledges the Staff’s comment.  The Company respectfully notes that pursuant to Rule 5-04 of Regulation S-X, the schedule for Parent-only financial statement prescribed by Rule 12-04 shall be filed when the restricted net assets (as defined in Rule 1.02(dd)) of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The Company has carefully considered the quantitative and qualitative restrictions and third party approvals required for the transfer of assets or liabilities of its foreign subsidiaries to the parent company. As part of this process, the Company has carefully reviewed all of its loan agreements and all other applicable arrangements, as well as relevant statutory and regulatory requirements including any restrictions on foreign currency conversions and transactions requiring foreign government approval. The Company studied the applicable China government publications and made an inquiry to the State Administration of Foreign Exchange (SAFE) to ensure that its analysis was thorough and complete. The Company has considered all of these types of restrictions in its detailed evaluation of each balance sheet accounts for all of its foreign subsidiaries. The Company owns 100% of its subsidiaries and has no redeemable preferred stock or non-controlling interest.

The restricted net assets noted in the table below and in Note 14 of the Company’s quarterly report on Form 10-Q for the six months ended June 30, 2019, are restricted cash due to litigation and unfulfilled government grants, earnings restricted to fund statutory common reserves and a minimum asset level required for loan covenants.

The following table sets forth the total assets, labilities and shareholders’ equity of the Company (in millions, except %):

	As of December 31, 2018
	China	Japan	Russia	U.S. Entities and Consol. Elim.	Consolidated	Restricted	% Restricted/ Consolidated

Total assets	$93.0	$51.7	$3.6	$192.2	$340.5	$11.9	3%
Total liabilities	45.8	32.6	0.1	101.8	180.3	—	—
Total stockholders’ equity	47.2	19.1	3.5	90.4	160.2	$9.0	6%

In China, there are capital account and current account items. Capital account items are direct investments, loans, security investments and repatriation of investments which require approval from SAFE before completing a foreign exchange transaction. Items of current account are not subject to pre-approval including distribution of dividends, interest payments, trade and service-related foreign exchange transactions. The Company’s activities are current account items related and the Company has not had any material capital account transactions for the past five years.

Total assets of the Company’s China subsidiaries primarily include cash and cash equivalents, restricted cash, trade accounts receivable, inventory, value added tax and other receivable, net property, plant and equipment and deferred tax assets. For total liabilities, these balances in China principally are notes payable to suppliers, trade accounts payable, employee benefit payable, accrued expenses for products and services, unearned government grants and other accrued expenses. All these accounts are related to current account items, with no restriction on them with the exception of restricted cash due to litigation and earnings for local statutory common reserves.  Presently there are no capital account item activities in the Company’s stockholders’ equity accounts which include common stock, additional paid-in capital, foreign currency translation adjustments and retained earnings. The Company’s subsidiaries in China are required to set aside at least 10% of their respective accumulated profits at each year end to fund statutory common reserves which are considered restricted and reported in the table above.

As noted in the Staff’s comment above, as of the end of 2018, 27% of the Company’s net property, plant and equipment was in China. The Company has not experienced any prior approval requirement before any transfer of fixed assets from China. During 2018, the Company transferred equipment of $0.5 million and $0.1 million from its China subsidiaries to the parent company in the U.S. and to the Japan subsidiary, respectively, without any third party approval required. These transactions are current account items.

The Company’s Japan subsidiary’s total assets primarily include cash and cash equivalents, trade accounts receivable, inventory, consumption tax receivable and net property, plant and equipment. For total liabilities, these balances in Japan principally related to loans payable, trade accounts payable, employee benefit payable, accrued expenses for products and services and other accrued expenses. There are no restrictions on the Company’s ability to move these assets or liabilities, except what is required for loan covenants.  The loan agreements require the Company’s Japan subsidiary to maintain a minimum net asset level which becomes a restricted asset. Stockholders’ equity accounts in Japan are common stock, additional paid-in capital, foreign currency translation adjustments and retained earnings and there are no restrictions on them.

Total assets of the Company’s Russia subsidiaries as of December 31, 2018 primarily consisted of cash and cash equivalents, value added tax receivable and net property, plant and equipment, with total liabilities including trade accounts and employee benefit payable. Stockholders’ equity accounts in Russia are common stock, additional paid-in capital, foreign currency translation adjustments and accumulated deficit.  There are no restrictions on these accounts.  In April 2019, the Company sold 100% interest of its manufacturing operations subsidiary in Russia to a Russian company. Prior to the sale, the Company did not experience any prior approval requirement before any transfer of fixed assets to the parent company in the U.S. or to the other subsidiaries.  The Company’s other Russia subsidiary presently has no activity and is in the process of liquidation with $0.3M cash left on its balance sheet.

As noted in the Staff’s comments, the Company has included a risk factor on page 31, citing RMB based revenue and restrictions on currency exchange.   In 2018, the RMB based revenue was $4.1M.   As part of an effort to convert payment to USD and reduce foreign exchange risk, the RMB based revenue in the first six months of 2019 was reduced to $0.2 million.  This risk factor will be revised in the Company’s next quarterly filing to focus on potential changes in currency regulation, rather than RMB based revenue, as follows:

(Tracked Changes)

Restrictions on currency exchange may limit our ability to ~~receive and~~ use our ~~revenue and~~ cash effectively.

In China, the State Administration of Foreign Exchange (SAFE) administers restrictions on currency exchange. ~~Because a portion of our revenue is denominated in RMB, any~~

These restrictions ~~on currency exchange~~ may limit our ability to use cash held ~~revenue generated~~ in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. ~~Under relevant Chinese rules and regulations, the RMB is convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, without the prior approval of the State Administration of Foreign Exchange, or~~ SAFE~~. We cannot be certain that~~ or other Chinese regulatory authorities may ~~will not~~ impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. If such restrictions are imposed and if our revenue denominated in RMB increases substantially from current levels, our ability to adjust our capital structure or engage in foreign exchange transactions may be limited.

(Clean)

Restrictions on currency exchange may limit our ability to use our cash effectively.

In China, the State Administration of Foreign Exchange (SAFE) administers restrictions on currency exchange.  These restrictions may limit our ability to use cash held in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. SAFE or other Chinese regulatory authorities may impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. If such restrictions are imposed and if our revenue denominated in RMB increases substantially from current levels, our ability to adjust our capital structure or engage in foreign exchange transactions may be limited.

2.              Please expand the proposed disclosure to be included in future filings in Note 14 to include restricted net assets, as defined above.

The Company acknowledges the Staff’s comment.  Based on the Company’s further review into its analysis, there is no further restricted net assets identified.  Therefore, the Company intends to provide the proposed enhanced disclosure set forth in its letter to the Staff dated July 30, 2019 on this matter.

We hope these responses address the Staff’s comments.  Please contact me at (408) 904-2406 with any questions or further comments regarding the Company’s responses.

Sincerely,

NeoPhotonics Corporation

/s/ Elizabeth Eby

Elizabeth Eby
Senior Vice President and Chief Financial Officer